  Exhibit 99.1

BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

ITEM 1.
NAME AND ADDRESS OF COMPANY

Prophecy Development Corp.
Suite 1610 – 409 Granville Street
Vancouver, BC V6C 1T2

ITEM 2.
DATE OF MATERIAL CHANGE

November 1, 2018

ITEM 3.
NEWS RELEASE

The news release dated November 1, 2018 was disseminated through Stockwatch News and filed on SEDAR on November 1, 2018.

ITEM 4.
SUMMARY OF MATERIAL CHANGE

Prophecy Development Corp. announced that it has entered into an agreement with BMO Capital Markets (“BMO”), under which BMO has agreed to buy on a bought deal basis 12,000,000 common shares of the Company (the “Common Shares”), at a price of $0.46 per Common Share for gross proceeds of approximately $5.5 million (the “Offering”). The Offering is expected to close on or about November 22, 2018.

ITEM 5.
FULL DESCRIPTION OF MATERIAL CHANGE

Please see the news release dated November 1, 2018, which is available for review under the Company’s SEDAR profile at www.SEDAR.com.

ITEM 6.
RELIANCE ON SUBSECTION 7.1(2) OR 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.
OMITTED INFORMATION

None.

ITEM 8.
SENIOR OFFICER

Contact: Tony Wong, Corporate Secretary
Telephone: (604) 569-3661
Email: twong@prophecydev.com

ITEM 9.
DATE OF REPORT

November 1, 2018